VIA EDGAR

September 26, 2016

Ms. Sonia Gupta Barros

Ms. Nicole Collings

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	MedEquities Realty Trust, Inc.
Registration Statement on Form S-11 (File No. 333-206490)

Dear Ms. Barros and Ms. Collings:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of MedEquities Realty Trust, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on September 28, 2016, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we and the other underwriters have distributed approximately 4,168 copies of the Preliminary Prospectus dated September 19, 2016 (the “Preliminary Prospectus”) to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that we have complied and will continue to comply, and that we have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours, FBR CAPITAL MARKETS & CO.

By:	/s/ Paul Dellisola
Authorized Signatory

J.P. MORGAN SECURITIES LLC

By:	/s/ Karin R. Fronczke
Authorized Signatory

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Guy Dorsainvil
Authorized Signatory

KEYBANC CAPITAL MARKETS INC.

By:	/s/ Paul Hodermarsky
Authorized Signatory

For itself and as representatives of the other underwriters named in Schedule II of the Underwriting Agreement.

[Signature Page to Acceleration Request]